SMARTCARD MARKETING SYSTEMS, INC.

December 16, 2022

VIA EDGAR

United States Securities and Exchange Commission

Office of Trade & Services

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Nicholas Nalbantian, Attorney Adviser

Re:	SmartCard Marketing Systems, Inc.
Registration Statement on Form S-1, as amended
File No: 333-268839 Request for Acceleration of Effective Date

Ladies and Gentlemen:

SmartCard Marketing Systems, Inc. (the “Registrant”) hereby requests that the United States Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced Registration Statement on Form S-1, as amended (File No. 333-268839), to become effective as soon as is practicable.

The Registrant hereby authorizes Evan J. Costaldo of Costaldo Law Group P.C. to orally modify or withdraw this request for acceleration. Please contact Mr. Costaldo at (212) 709-8333 with any questions you may have concerning this request, and please notify him when this request for acceleration has been granted.

Very truly yours, SmartCard Marketing Systems, Inc.
By: /s/ Massimo Barone
Name: Massimo Barone
Title: Chief Executive Officer

cc:  Evan J. Costaldo, Costaldo Law Group P.C.